Exhibit 99.1

NewsRelease

The Alaska Pipeline Project to Conduct Solicitation of
Interest in Pipeline Capacity

ANCHORAGE, Alaska – July 30, 2012 – The Alaska Pipeline Project (APP) announced today that it will conduct a non-binding public solicitation of interest in securing capacity on a potential new pipeline system to transport Alaska’s North Slope gas. The solicitation of interest will take place from August 31 through September 14, 2012.

The solicitation of interest is being conducted to identify parties potentially interested in making future capacity commitments on a pipeline system from the Alaska North Slope to a gas liquefaction (LNG) terminal at a tidewater location in south-central Alaska or to an interconnection point near the border of British Columbia and Alberta in Canada.

APP will conduct the solicitation of interest in accordance with the Alaska Gasline Inducement Act (AGIA), which requires TransCanada, as the AGIA Licensee, to assess market interest in a pipeline transportation system for Alaska North Slope gas every two years after its first open season.

APP has set a high priority on providing access opportunities for in-state natural gas to heat and power local homes, business and industry. All options being pursued under AGIA provide for a minimum of five delivery points for local natural gas connections in Alaska.

APP is a joint effort between affiliates of TransCanada Corporation and Exxon Mobil Corporation to develop a natural gas pipeline under AGIA. For more information, visit the project website at: www.thealaskapipelineproject.com.

Media Contact
Shawn Howard
800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta/Terry Hook
403.920.7911
800.361.6522

About TransCanada
With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com or check us out on Twitter @TransCanada.

About ExxonMobil
ExxonMobil, the largest publicly traded international oil and gas company, uses technology and innovation to help meet the world’s growing energy needs. ExxonMobil holds an industry-leading inventory of resources, is the largest refiner and marketer of petroleum products and its chemical company is one of the largest in the world. For more information, visit http://www.exxonmobil.com.